Exhibit 99.2

                      Management's Discussion and Analysis
                                February 28, 2006

The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes. The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, except as described in note 14, conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to our fiscal years, which end on November 30. In this report, "we", "us", and "our" refer to Vasogen Inc. This document is current in all material respects as of April 12, 2006.

Certain statements contained in this discussion and analysis constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continues", "intends", "could", or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements.

These risks include, but are not limited to, those associated with the success of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity, and therefore are for information only and are not intended to be used for any future regulatory submissions or in any future product labeling in jurisdictions where such uses are prohibited.


Highlights

   o During the quarter, final patient assessments were completed in the 2,400-patient multi-national pivotal phase III ACCLAIM trial of patients with advanced chronic heart failure. The ACCLAIM trial is designed to definitively assess the impact of our Celacade(TM) technology on reducing the risk of death and cardiovascular hospitalization in patients with advanced chronic heart failure. Based on our current timeline projections for completing of the processes necessary to lock the database, we expect to report the initial results from this trial in the first half of 2006.

   o In March 2006, the results of the SIMPADICO trial were presented at a Late-Breaking Clinical Trial session of the 55th Annual Scientific Session of the American College of Cardiology in Atlanta. While the SIMPADICO study did not reach the primary endpoint of change in maximal treadmill walking distance, therapy using our Celacade technology significantly reduced high sensitivity C-reactive protein, a pre-specified endpoint and a widely recognized marker of systemic inflammation associated with increased cardiovascular risk, including heart failure, stroke, and heart attack.

      Therapy using our Celacade technology was also shown to significantly reduce the number of patients progressing to critical limb ischemia, a condition manifested by sharply diminished blood flow to the legs, often resulting in the need for amputation. Exploratory analyses of the per-protocol population also showed improvements in certain quality-of-life measures and a statistically significant improvement in ankle-brachial index (measure of change in blood flow to the legs) at 26 weeks in the Celacade group.

   o  On March 22, 2006, following our annual meeting of shareholders, Terrance
      H. Gregg succeeded William R. Grant as Chairman of our Board of Directors. Mr. Gregg, who joined Vasogen's Board of Directors in 1999, has been Vice Chairman since November 2005, and has served as the Chair of the Compensation, Nominating, and Corporate Governance Committee of the Board for the past several years. Mr. Gregg's extensive experience in the healthcare sector includes his role as President and Chief Operating Officer of MiniMed Inc., where he successfully transformed the company from a development-stage therapeutic device company into a global leader in diabetes management systems. In 2001, Medtronic acquired MiniMed for US$3.4 billion. William R. Grant, who has served as Vasogen's Chairman for the last five years, will remain a director on Vasogen's Board.

   o We also announced the appointment of Ronald M. Cresswell, Ph.D., Hon. D. Sc., F.R.S.E., former Senior Vice President and Chief Scientific Officer of Warner-Lambert, and Calvin R. Stiller, C.M., O.ONT, M.D., F.R.C.P.(C.), co-founder and former Chairman and CEO of the Canadian Medical Discoveries Fund, to our Board of Directors during the quarter. Both Dr. Cresswell and Dr. Stiller have considerable experience directing the research, development, and business initiatives of companies commercializing products for the healthcare industry. Dr. Cresswell has over 30 years of research and commercial development experience in cardiovascular and other important therapeutic areas and his vision and leadership in the development of Lipitor(R) was instrumental in the product's ultimate success. Dr. Stiller was principal investigator of the Canadian multi-center study that established the importance of cyclosporine and led to its worldwide use as first-line therapy for transplant rejection.


OVERVIEW

Our goal is to develop and commercialize new technologies targeting the chronic inflammation underlying cardiovascular and neurological diseases.

Our lead product, the Celacade(TM) technology, is currently in the final stages of the 2,400-patient international pivotal phase III ACCLAIM trial in patients with advanced chronic heart failure. The 176-center ACCLAIM study is designed to further investigate the use of the Celacade technology to reduce the risk of death and hospitalization in heart failure patients and to support regulatory approval in North America and commercialization in North America and Europe.. Based on our current timeline projections for completing the processes necessary to lock the database , we expect to report the initial results from this trial in the first half of 2006.

We recently announced that the 550-patient phase III SIMPADICO trial, designed to further investigate the use of our Celacade technology to improve maximal walking distance in patients with peripheral arterial disease, did not reach the primary end-point. However, therapy using our Celacade technology was shown to significantly reduce high sensitivity C-reactive protein (hs-CRP), a pre-specified endpoint in SIMPADICO and a widely recognized marker of systemic inflammation associated with increased cardiovascular risk, including heart failure, stroke, and heart attack.

We are also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025 is the lead product candidate from this new class of drugs and we are preparing to enter this product candidate into phase II development.

The following table sets out the stage of development for each of our programs:

Product              Indications                    Clinical Development Status
-------              -----------                    ---------------------------

Celacade technology  Peripheral arterial disease    Phase III* results announced
Celacade technology  Chronic heart failure          Phase III*
VP025                Neuro-inflammatory conditions  Phase I completed

*Phase III clinical trials are multi-center studies undertaken to confirm safety and efficacy in large patient groups.


WE PLAN TO ACHIEVE OUR GOAL BY PURSUING THE FOLLOWING STRATEGIES:

Develop products that address unmet medical needs

We believe that our Celacade technology has the potential to be used as a first-in-class therapy targeting chronic inflammation in cardiovascular disease, providing a safe and effective addition to the current standard of care. We also believe that chronic heart failure is a condition with considerable unmet medical needs and that it represents significant commercial opportunities for us. We have collaborated with opinion leaders in cardiovascular medicine to design and conduct our clinical trials and we believe that these collaborations will enhance the potential for our Celacade technology to be adopted as part of the standard of care.

Form strategic alliances with companies to support the commercialization of our products

We intend to establish corporate alliances to support the commercialization of our products. Based on our current market analysis, we expect that the primary point of care for integration of our Celacade technology will be the hospital clinic setting and/or cardiology practices. Our commercialization strategy will seek to optimize the adoption of our products in these settings.

Continue to build a portfolio of new technologies targeting inflammatory disorders

Our lead product, the Celacade technology, is being developed to target chronic inflammation in cardiovascular disease. VP025 is the first product candidate from a new class of drugs that we are developing to target the chronic inflammation in the central nervous system. We have tested VP025 across a number of preclinical models of neuro-inflammatory disorders and have completed a successful phase I clinical trial. We are now preparing to initiate a phase II program. Based on our pre-clinical results to date, we believe that this new class of drugs may represent a platform technology from which we may potentially derive other product candidates for clinical development.

RESULTS OF OPERATIONS

We are a development-stage enterprise that dedicates our cash resources mainly to research and development ("R&D") activities. Our products have not yet been approved by regulatory authorities in all relevant jurisdictions and we have not yet marketed products commercially; as such, we do not currently generate any revenues from operations.

Research and Development

The changes in R&D expenditures, and their key components, for the three months ended February 28, 2006 and 2005, are reflected in the following table:

        --------------------------------------------------------------
        R&D Expenditures (in millions                    Increase
        of dollars, except percentages)  2006    2005    (Decrease)
        --------------------------------------------------------------

        --------------------------------------------------------------
        Clinical costs:
        --------------------------------------------------------------
          Direct                         $5.7    $11.0   ($5.3)
        --------------------------------------------------------------
          Indirect                       $3.9    $4.0    ($0.1)
        --------------------------------------------------------------

        --------------------------------------------------------------
        Preclinical costs                $0.9    $1.0    ($0.1)
        --------------------------------------------------------------

        --------------------------------------------------------------
        Intellectual property costs      $0.5    $0.5    ($0.0)
        --------------------------------------------------------------

        --------------------------------------------------------------
        Other costs                      $0.4    $0.3    $0.1
        --------------------------------------------------------------

        --------------------------------------------------------------
        Total R&D                        $11.4   $16.8   ($5.4)
        --------------------------------------------------------------

        --------------------------------------------------------------
        R&D expenditures as a            70%     75%     (5%)
        percentage of the sum of R&D
        and General and Administration
        Expenditures
        --------------------------------------------------------------


Clinical Costs

As a development-stage company moves its products towards commercialization in the biotechnology/pharmaceutical/medical device industry, the expenditures related to clinical development of products increase significantly. The expenditures associated with phase III clinical trials are generally substantially greater than those for phase II trials. This is due to the increased numbers of clinical sites and patients that are required for phase III trials. The expenditures related to our phase III Celacade programs are expensed for accounting purposes and are the key driver of our losses.

The majority of the decrease in our R&D expense for the three months ended February 28, 2006, when compared with the same period in 2005, resulted from a significant reduction in the clinical trial activities relating to our phase III programs.

Direct costs to support these trials include expenses for clinical site fees, study monitoring, and technology support. During the three months ended February 28, 2005, the number of clinical sites participating in these programs and the number of patients enrolled in these programs were a significant driver of the direct costs; however, for the comparable period in 2006, these costs were reduced substantially, as our phase III trials are nearing completion resulting in the reduction of our direct costs. Indirect costs to support these programs consist of salaries, professional fees, and other support costs. Indirect costs are comparable to the prior period, and we do not expect these costs to change until the results from ACCLAIM trial are released.

A more detailed summary of our two phase III clinical trials is provided below.

CELACADE TECHNOLOGY: SIMPADICO

The double-blind, placebo-controlled pivotal phase III SIMPADICO trial was designed to further investigate the use of the Celacade technology to improve intermittent claudication (leg pain on walking), a debilitating symptom associated with peripheral arterial disease. The primary endpoint of the SIMPADICO trial was the change in absolute claudication distance (ACD) after six months compared to placebo, a primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new products for the treatment of patients with PAD. The SIMPADICO trial completed the enrollment of 550 patients at 50 centers in North America in late 2004, and the six-month primary endpoint assessments were completed during 2005. In late August 2005, we announced the trial would be closed out early and in December we announced that, pursuant to an agreement with the FDA, all available patients in the trial had completed their end-of-study safety assessments. The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial was Dr. Jeffrey Olin, Director, Vascular Medicine Program, The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York.

On March 12, 2006, Dr. Olin presented the results of the SIMPADICO trial at a Late-Breaking Clinical Trial session of the 55th Annual Scientific Session of the American College of Cardiology in Atlanta. While the SIMPADICO study did not reach the primary endpoint of change in ACD, therapy using our Celacade technology was shown to significantly reduce high sensitivity C-reactive protein (hs-CRP), a pre-specified endpoint and a widely recognized marker of systemic inflammation associated with increased cardiovascular risk, including heart failure, stroke, and heart attack. Based on numerous peer-reviewed studies associating high levels of hs-CRP with increased cardiovascular and other risks, we consider that this finding could potentially have positive implications for our Celacade therapy in a number of indications associated with a chronic inflammatory state..

Measurement of hs-CRP was included in SIMPADICO as a pre-specified endpoint to assess the impact of Celacade on systemic inflammation. The mean levels of hs-CRP at baseline were well matched at 4.15 mg/L and 4.81 mg/L in the placebo and Celacade groups, respectively, and these levels are consistent with a patient population at moderate-to-high risk for cardiovascular and PAD events. Mean hs-CRP was reduced by 0.93 mg/L in the Celacade group, while it increased by 0.50 mg/L in the placebo group (p=0.008, placebo vs. Celacade, baseline to end of study), resulting in an end of study change (Celacade versus placebo) of approximately 30%. A majority of patients were on anti-platelet therapy (82.1% placebo, 77.5% Celacade), predominantly aspirin, and were receiving lipid-lowering therapy (81.3% placebo, 79.8% Celacade), predominantly statins, which are known to reduce hs-CRP levels in cardiovascular conditions, indicating that Celacade significantly reduced hs-CRP levels on top of pharmaceuticals known to reduce hs-CRP levels.

The SIMPADICO study screened 947 patients and randomized 553 subjects. The modified intent-to-treat (mITT) population (n=535) that was used for primary data analysis consisted of all patients randomized who received at least one study treatment and had at least one post-randomization treadmill test. The placebo (n=273) and Celacade (n=262) groups were well balanced for all important baseline characteristics, including demographics, maximal treadmill walking distance (absolute claudication distance, ACD; 321 meters placebo, 303 meters Celacade), smoking history, concomitant medical conditions, and medications.

The percentage increase in ACD between baseline and 26 weeks in the mITT group (the primary endpoint) was not significantly different between Celacade and placebo groups. Similarly, there were no significant differences in the pain-free treadmill walking distance (initial claudication distance, ICD) between the two groups. The study was also designed to investigate the impact of Celacade on additional pre-specified endpoints, including PAD-related and cardiovascular outcome events. In a time-to-first-event analysis, 84 patients experienced a PAD-related or cardiovascular outcome event during the course of the study, 46 in the placebo group and 38 in the Celacade group. In a similar analysis of only PAD-related outcome events, 20 patients experienced an event, 14 in the placebo group and 6 in the Celacade group. Fifteen of these patients progressed to critical limb ischemia, 12 in the placebo group and 3 in the Celacade group (p=0.03).

While changes in quality of life and ankle-brachial index (ABI) did not reach significance in the mITT group, exploratory analyses in the per-protocol group (patients with no major protocol violations and who received a pre-designated number of treatments, n=416), showed significant changes in several of these measures. Quality of life analysis (SF-36, v2), showed a significant difference between Celacade and placebo in the Physical Functioning (p=0.03) and Social Functioning (p=0.05) Scores. On the Walking Impairment Questionnaire (WIQ), Celacade was also associated with significant improvements in the Distance (p=0.02) and Speed (p=0.03) domains. There was also a small but statistically significant (p=0.04) improvement in ABI at 26 weeks in the Celacade group.

Celacade was shown to be well tolerated in this patient population, who were receiving standard-of-care medications for atherosclerosis and PAD, including statins, beta-blockers, anti-platelet agents, and ACE-inhibitors. We continue to evaluate the results from the SIMPADICO trial and will announce any further findings from the study when and if they become available. We expect research and development costs to decrease as a result of the SIMPADICO trial ending.

CELACADE TECHNOLOGY: ACCLAIM

The double-blind, placebo-controlled pivotal phase III ACCLAIM trial is evaluating the use of our Celacade technology to reduce mortality and morbidity risk in patients with advanced chronic heart failure (HF). The primary outcome measure for ACCLAIM is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial is Dr. James Young, Chairman, Division of Medicine, The Cleveland Clinic Foundation, and Medical Director of the Kaufman Center for Heart Failure in Cleveland.

The ACCLAIM trial completed the enrollment of patients in May 2005, with over 2,400 patients enrolled at 176 clinical centers in North America, Europe, and Israel. ACCLAIM was designed to conclude when at least 701 patients sustained a primary endpoint event, defined as either death or first cardiovascular hospitalization, and all patients had been in the study for a minimum of six months. In November 2005, the trial reached the pre-specified objective of 701 primary endpoint events, and all patients had been in the study for a minimum of six months. The final patient assessments were completed in January 2006.

The initiation of our ACCLAIM trial was based on results from our double-blind, placebo-controlled phase II clinical trial conducted in 73 patients with advanced chronic HF. The results of this study, as published in the Journal of the American College of Cardiology, indicated a significant reduction in mortality and morbidity risk for patients in the Celacade group compared to placebo. Furthermore, the treatment was shown to be well tolerated, and there were no reports of treatment-related serious adverse side effects or interactions with existing medications.

In September 2005, during a symposium of the 9th Annual Scientific Meeting of the Heart Failure Society of America, Guillermo Torre-Amione, MD, PhD, Medical Director, The Methodist DeBakey Heart Center, and principal investigator for the U.S. arm of the ACCLAIM trial, reported that the preliminary baseline characteristics of patients enrolled in the ACCLAIM study were consistent with those of patients in our previous phase II trial.

Chronic HF, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart's ability to function as a pump is impaired. Chronic inflammation is recognized as an underlying pathology contributing to the development and progression of chronic heart failure. Studies have demonstrated a strong correlation between the levels of circulating hs-CRP, a marker of inflammation, and cardiovascular outcome events including death and hospitalizations. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. In North America alone, heart failure affects more than five million people and is associated with more than 300,000 deaths each year. The cost of medical care, primarily resulting from hospitalization, is estimated to exceed US$25 billion annually. These statistics suggest that important pathological mechanisms remain active and unmodified by available therapies, particularly when the disease has reached advanced stages.

Based on our current timeline projections for completing the processes necessary to lock the database, we expect to report the initial results from this trial in the first half of 2006.

VP025

VP025, our lead product from a new class of drugs, is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases. In July 2005, we announced the successful completion of a phase I clinical trial of VP025. This double-blind, placebo-controlled, dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo, and no drug-related serious adverse events were reported.

Results from a number of experimental models have demonstrated the ability of VP025 to reduce inflammation across the blood-brain barrier and improve correlates of memory and learning function. Preclinical research carried out by Dr. Marina Lynch's team from the Trinity College Institute of Neuroscience in Ireland demonstrated the ability of VP025 to reverse detrimental neurological effects of chronic beta-amyloid exposure. These results were presented at Neuroscience 2005, the 35th Annual Meeting of the Society for Neuroscience. Beta-amyloid is the major component of the plaques found in brains of Alzheimer's disease patients and is implicated in the development and progression of this condition. Beta-amyloid has also been linked to increased activation of microglial cells (inflammatory immune cells in the brain and nervous system) and reduced memory and learning function. Dr. Lynch's research demonstrated that VP025 both prevented microglial activation and preserved memory and learning function.

Dr. Marina Lynch's team also presented results at Neuroscience 2005 showing the ability of VP025 to reverse age-related inflammation in the brain. The process of aging is associated with increased inflammation in the brain resulting from activation of microglial cells, as evidenced by increases in inflammatory cytokines and a reduction in memory and learning function (measured as long-term potentiation). CD200, a protein that controls inflammation and maintains microglial cells in an unactivated state, decreases with aging. Treatment with VP025 reversed age-related decreases in CD200 levels in the brain, reduced levels of microglial cell activation, and restored memory and learning function.

Dr. Yvonne Nolan's team from the Department of Anatomy/Neuroscience, University College, Cork, Ireland, also presented data at Neuroscience 2005 demonstrating the ability of VP025 to prevent increases in levels of p38 MAP kinase, a key component of the inflammation-signaling pathway, regulating IL-1beta, TNF-alpha, and other immune system responses associated with many inflammatory conditions. In a preclinical model of Parkinson's disease, pre-treatment with VP025 was shown to prevent both the increase in p38 levels and the associated death of dopaminergic neurons. The death of dopaminergic neurons in this model system leads to the onset of movement abnormalities that mimic those seen in Parkinson's disease.

Many neurological conditions are associated with an inflammatory response in the nervous system, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig's disease). These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

Based on the successful phase I clinical trial, we are now preparing to initiate a phase II program. The expenditures associated with a phase II trial are generally greater than that of a phase I trial and on this basis, we would expect the costs associated with VP025 to continue to grow.

Preclinical Costs

Our preclinical research programs are focused on developing a new class of drugs, the main candidate being VP025. During 2005, VP025 was moved into clinical development; however, preclinical studies are still necessary to continue the advancement of VP025 for various indications.

The R&D expenditures associated with preclinical research activities during the three months ended February 28, 2006 and 2005, were primarily the result of the above studies, as well as other preclinical studies necessary to support the advancement of VP025 into clinical development. Preclinical costs were comparable for the three months ended February 28, 2006, when compared to the same period in 2005.


Intellectual Property

Our research and development initiatives have resulted in the filing of numerous patent applications. We own patents and pending patent applications relating to our products and technologies in the United States and other jurisdictions around the world. Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expenditures and are expensed as incurred. This expenditure is a result of advancing our patent protection into additional countries through international patent grants, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs. Based on a similar level of ongoing activity, these costs for the three months ended February 28, 2006, are comparable to the costs for the same period in 2005.


Nature and Treatment of Expenses

We expense all R&D costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and are expensed as they are shipped to outsourced research centers or clinical sites.

The cost of our acquired technology, representing part of our platform medical device technology, is amortized straight-line over 20 years in recognition of the term of the acquired patent.

Our ability to recover the carrying value of our acquired technology and clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results and reimbursement, ongoing technological improvements, technological obsolescence, the timing of product launch, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to challenge those third parties who may infringe our intellectual property. We are not aware of any factors that would impact adversely on the carrying value of our acquired technology or the clinical supplies that would result in a material loss to us.

The majority of our direct clinical R&D expenditures are related to our phase III ACCLAIM and SIMPADICO trials and are payable in U.S. dollars. In addition, a significant component of the direct costs of our ACCLAIM trial is payable in euros. The majority of general and administration costs are payable in Canadian dollars.


General and Administration

The changes in general and administration expenditures, and their key components, for the three months ended February 28, 2006 and 2005, are reflected in the following table:

         --------------------------------------------------------------
         General and Administration
         Expenditures (in millions of        2006   2005   Decrease
         dollars)
         --------------------------------------------------------------

         --------------------------------------------------------------
         Infrastructure and other support    $4.3   $4.6   ($0.3)
         costs
         --------------------------------------------------------------

         --------------------------------------------------------------
         Insurance                           $0.4   $0.4   $0.0
         --------------------------------------------------------------

         --------------------------------------------------------------
         Professional fees                   $0.2   $0.4   $(0.2)
         --------------------------------------------------------------

         --------------------------------------------------------------
         Total General and Administration    $4.9   $5.4   ($0.5)
         Expenditures
         --------------------------------------------------------------


Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, as well as facility-related and information technology expenditures for all employees. Professional fees include expenditures for legal, tax, accounting, and other specialized services. These costs have decreased moderately for the three months ended February 28, 2006, from the costs for the same period in 2005, as a result of the relatively stable level of activity required to support current operations. Insurance fees are comparable as a result of fees for our overall insurance program being comparable based on a relatively stable level of activity required to support the current operations.


Foreign Exchange

The foreign exchange gain or loss for the three months ended February 28, 2006 and 2005, are reflected in the following table:

        ---------------------------------------------------------------
                  Foreign Exchange                          Decrease
              (in millions of dollars)       2006   2005
        ---------------------------------------------------------------

        ---------------------------------------------------------------
        Foreign exchange loss (gain)         $0.0   ($1.9)  $1.9
        ---------------------------------------------------------------

We are holding a significant amount of U.S. dollar cash and cash equivalents, marketable securities, and restricted cash in anticipation of the significant R&D expenses denominated in U.S. dollars that we expect to incur as a result of the completion of our clinical trials. U.S. dollar holdings amounted to approximately US$31.7 million and US$75.0 million at February 28, 2006, and February 28, 2005, respectively. As our functional or measurement currency is the Canadian dollar, U.S. exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated R&D expenses.

Our statement of operations includes a small foreign exchange loss for the period ended February 28, 2006, as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period. The period-end conversion rate from U.S. dollar to Canadian dollar for February 28, 2006, was 1.1366, compared to the conversion rate for November 30, 2005 of 1.1669. Any losses resulting from cash being held in U.S. dollars have been offset by gains on liabilities that are denominated in U.S. dollars. The period-end conversion rate from U.S. dollar to Canadian dollar for February 28, 2005, was 1.2314, compared to the conversion rate for November 30, 2004 of 1.1858, which resulted in the foreign exchange gain in 2005.

Investment Income

Investment income for the three months ended February 28, 2006 and 2005, are reflected in the following table:

       -------------------------------------------------------------
                Investment Income
             (in millions of dollars)       2006   2005   Increase
       -------------------------------------------------------------

       -------------------------------------------------------------
       Investment income                    $0.7   $0.4   $0.3
       -------------------------------------------------------------


Investment income for the three months ended February 28, 2006, has increased when compared with the same period in 2005 as a result of higher interest rates available in the marketplace. The year-over-year increase in one-month rates on commercial paper exceeded 100 basis points in Canada and 200 basis points in the United States.


Other costs

Other cost for the three months ended February 28, 2006 and 2005, are reflected in the following table:

          -------------------------------------------------------------
                      Other Costs
                (in millions of dollars)       2006   2005   Increase
          -------------------------------------------------------------

          -------------------------------------------------------------
          Interest Expense on senior           $0.5   $0.0   $0.5
          convertible notes payable
          -------------------------------------------------------------

          -------------------------------------------------------------
          Accretion in carrying value of       $2.6   $0.0   $2.6
          senior convertible notes payable
          -------------------------------------------------------------

          -------------------------------------------------------------
          Amortization of deferred financing   $0.6   $0.0   $0.6
          costs
          -------------------------------------------------------------

          -------------------------------------------------------------
          Total                                $3.7   $0.0   $3.7
          -------------------------------------------------------------


Except for interest, other costs associated with the senior convertible notes are non-cash expenditures. These costs are higher for the three months ended February 28, 2006, when compared to the same period in 2005 as the senior convertible notes were issued during Q4 2005.

Loss

The loss for the three months ended February 28, 2006 and 2005, are reflected in the following table:


        ---------------------------------------------------------------
        Loss (in millions of dollars,
        except per-share amounts)            2006   2005    Decrease
        ---------------------------------------------------------------

        ---------------------------------------------------------------
        Loss                                 $19.3  $19.9   ($0.6)
        ---------------------------------------------------------------

        ---------------------------------------------------------------
        Loss per share                       $0.23  $0.27   ($0.04)
        ---------------------------------------------------------------

The loss during the three months ended February 28, 2006, has decreased when compared with the similar period in 2005. The reduction in the costs associated with our phase III clinical programs and the corporate costs associated with supporting these programs have been partially offset by cost associated with the senior convertible notes.


TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended February 28, 2006:

                   Loss for the period   Basic and diluted   Foreign exchange
                        (000's)          loss per share      gain/(loss) (000's)

February 28, 2006       ($19,332)         ($0.23)            $(3)
November 30, 2005       ($24,010)         ($0.29)            $146
August 31, 2005         ($24,069)         ($0.30)            ($2,243)
May 31, 2005            ($25,071)         ($0.31)            $924
February 28, 2005       ($19,898)         ($0.27)            $1,892

November 30, 2004       ($28,739)         ($0.41)            ($8,798)
August 31, 2004         ($19,647)         ($0.27)            ($2,127)
May 31, 2004            ($14,069)         ($0.20)            $2,009


Our quarterly losses have increased significantly over the past two years as a result of the expansion of our two phase III clinical programs and the corporate costs associated with supporting these programs. However, for the most recent quarter our costs have decreased mainly as a result of the gradual ramping down of clinical activity leading up to the database lock and subsequent analysis of our two phase III clinical programs. The other significant factor impacting our quarterly losses is the change in the U.S. dollar relative to our functional currency, the Canadian dollar, particularly in 2004. Both of these factors are discussed in greater detail elsewhere in this document. The operations of our Company are not subject to any material seasonality or cyclicality factors.

The quarterly losses for fiscal 2004 described above do not include any adjustment to reflect the adoption of the subsequent amendment to CICA Handbook
Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires the use of the fair value based method to account for all stock-based transactions with employees granted or modified since December 1, 2002. We adopted this amendment on a retroactive basis, without restatement, and it is discussed in greater detail elsewhere in the document.

First Quarter

The loss in the first quarter of 2006 decreased when compared to that in the fourth quarter of 2005. Our R&D and general and administration expenditures for the first quarter were $16.3 million, compared with $22.3 million in the fourth quarter and were the main reason for the decreased loss.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.

On October 7, 2005, our wholly owned subsidiary, Vasogen Ireland Limited, raised gross proceeds of US$40 million through the issuance of senior convertible notes ("the notes"). The notes have a maturity date of two years from issuance, which may be extended to five years upon the receipt of pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in the treatment of chronic heart failure, and bear interest at a rate of 6.45%. The notes are convertible at the investors' option into our common shares at a conversion price of US$3.00 subject to anti-dilution and other adjustments as provided in the notes. We are required to repay the notes in equal monthly installments and we may elect to repay principal in any combination of cash or common shares at our option, provided certain conditions are met. We also have the option to accelerate payments of outstanding principal of up to US$8.0 million each installment date if our share price is greater than US $1.00 per share, or up to 40% of the principal outstanding each calendar year if our share price is greater than US $4.00 per share, and subject to issuance of additional warrants in connection with exercising this option. For the March and April 2006 installment payments, we elected to make a $1.8 million acceleration payment with each installment to the debt holders. In respect of the March 1, 2006, acceleration payment, we issued an additional 390,000 warrants exercisable at US$3.11 for a term of five years from the date of issue, and in respect of the April 1, 2006, acceleration payment, we issued an additional 390,000 warrants exercisable at US$3.00 for a term of five years from the date of issue. In addition, one of the debt holders exercised their option to convert US $300,000 of the senior convertible notes on February 2, 2006, which resulted in 100,000 shares being issued to the debt holder.

Under the terms of the notes, if the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006, and until the notes are no longer outstanding, we must maintain a net cash balance of 110% of the principal outstanding under the notes. As of April 1, 2006, the principal amount outstanding under the convertible notes was US$26.6 million. Costs of this transaction, including agency and legal fees and other expenses, were US$3.6 million. We are required to maintain a letter of credit in connection with these senior convertible notes payable in the amount of US$10 million, which is fully secured by cash on hand.

If an event of default or a change of control should occur, note holders will be entitled to require the redemption of their notes, in whole or in part, at a price determined according to a formula under the notes. The holders have the right to demand repayment in cash or in common shares at 125% of the face amount of principal outstanding in the event of default, or at 115% of the face amount of principal outstanding in the event of a change in control or the value of the common shares the holder would otherwise have received on conversion of the shares prior to the event of default or the change in control.

During the three months ended February 28, 2006, we did not receive funds from the exercise of options and warrants, compared with $0.4 million in the comparable period in 2005. The total number of common shares outstanding at February 28, 2006, increased to 84.5 million from 82.3 million at November 30, 2005. The number of options and warrants outstanding at February 28, 2006, is
10.1 million.

As at April 12, 2006, we have 86.4 million common shares outstanding; 5.9 million options to purchase common shares outstanding; and 5.1 million warrants to purchase common shares. The conversion rate of the options and warrants is on a one-to-one basis for common shares. It is our present intent to issue common shares on repayment of the notes as described above, provided certain conditions are met.

At February 28, 2006, our cash and cash equivalents, and marketable securities held to maturity totaled $49.6 million, compared with $73.5 million at November 30, 2005. In addition to the $49.6 million, we have $11.4 million of restricted cash pledged as security for the letter of credit. The decrease is a result of the cash used in operations during the three months ended February 28, 2006. In addition, one installment payment under the convertible notes in the amount of $2.1 million (U.S.$1.8 million) was paid in cash. We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our marketable securities or our cash and cash equivalents. At February 28, 2006, we held U.S. dollar denominated securities in the amount of US$20.6 million.

In November 2005, we entered into contracts to purchase Canadian dollars totaling $59.0 million (US$50.0 million), and concurrently entered into forward contracts to purchase the U.S. dollars back at specific future dates. These forward contracts matured in December 2005 and February 2006. The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, these forward contracts enabled us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds will be used to cover U.S. expenditures associated with our phase III clinical trials.

In November 2005, we entered into contracts to sell Canadian dollars, totaling $30.1 million (US$25.3 million), at specific times, and concurrently entered into forward contracts to purchase the Canadian dollars back at specific future dates. These forward contracts matured in December 2005. These Canadian funds will be used to fund Canadian dollar expenditures during fiscal 2006.

Our net cash used in operating activities for the period ended February 28, 2006, was $21.3 million, compared with $15.1 million for the comparable period in 2005. Changes in our working capital had the most significant impact on our cash used in operations. Our working capital is affected by the increase or decrease in our accrued liabilities that is a result of certain expenses incurred in our phase III clinical trials that will not be paid out until certain trial milestones are reached, such as the receipt of final study reports from clinical sites at the end of the trials. For the three months ended February 28, 2006, various milestones were achieved which resulted in the payment of cash related to expenditures incurred in a prior period.

We intend to continue to use our capital resources to fund our research and development activities, including the ACCLAIM trial, as described above. We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. The availability of financing will be affected by the results of our scientific and clinical research, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements, and other relevant commercial considerations. The terms of the notes may limit our ability to incur additional secured or unsecured debt while the notes are outstanding. So long as the notes are outstanding, we and our subsidiaries are prohibited from incurring or guaranteeing any indebtedness other than the indebtedness under the notes and certain other permitted indebtedness, which includes indebtedness that is pari passu with or subordinate to the indebtedness under the notes and that does not provide for any payments of principal or premium until at least 91 days after the maturity date of the notes; indebtedness to trade creditors incurred in the ordinary course of business; intercompany indebtedness which is subordinate in right of payment to the indebtedness under the notes; and indebtedness the proceeds of which are used to redeem, repay, or otherwise retire the notes. In addition, the notes contain anti-dilution provisions, which could require the adjustment of the conversion price of the notes in the event of certain types of share issuances below the current conversion price of US$3.00.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; the allocation of proceeds on the issuance of senior convertible notes; and the income tax valuation allowance.

We expense research costs as they are incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. We have not capitalized any such development costs to date.

We periodically review the useful lives and the carrying values of our long-lived assets. We review for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

The convertible notes contain both a liability and an equity component, the latter represented by the conversion option. In accordance with Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the notes and are accounted for as an equity instrument. The proceeds received are allocated to the debt and equity components of the convertible notes and to the initial warrants on a relative fair value basis. Each reporting period, the Company is required to accrete the carrying value of the convertible notes such that at maturity the carrying value of the notes will be their face value.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the recent net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheets.


ACCOUNTING POLICY CHANGES UNDER CANADIAN GAAP

Our unaudited interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

Financial Instruments - Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments - Recognition and Measurement," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has not yet determined the effect that these new standards will have on its consolidated financial position and results of operations.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income," and Section 3251, "Equity," effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements in Section 1530. We have not yet determined the effect these new standards will have on our consolidated financial position and results of operations.

Hedges

In January 2005, the CICA released new Handbook Section 3865, "Hedges," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. We do not expect the adoption of this standard to have a material impact on our consolidated financial position and results of operations.

Non-monetary Transactions


In June 2005, the CICA released a new Handbook Section 3831, "Non-monetary Transactions," effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.


OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations other than those associated with the senior convertible note financing that was completed October 7, 2005, which is discussed elsewhere in this document. Other long-term obligations are discussed below.

Contractual Obligations

Our contractual obligations as of February 28, 2006 are as follows:


------------------------------------------------------------------------------------------------------

       Contractual Obligations                    Less than 1  1 - 3 years  4 - 5 years  More than 5
       (in millions of dollars)        Total      year                                   years
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Operating lease obligations            $2.8       $0.7         $1.6         $0.5         nil
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Senior convertible notes               US$34.5    US$21.8      US$12.7      nil          nil
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

We have entered into Clinical Research Services Agreements with a number of Contract Research Organizations ("CROs") to conduct the phase III clinical trials of our Celacade technology and our phase I clinical trial for VP025. The contracts with these CROs are payable over the terms of the trials, and the timing of payments is largely dependent on various milestones being met, such as the number of patients recruited number of monitoring visits conducted, completion of certain data management activities, trial completion, and other trial-related activities. We are also liable for the payment of certain pass-through costs. As part of phase III trials, we also enter into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. This "holdback" results in a significant accrual of trial-related expenses during the course of the study, as the expense is recognized for accounting purposes but the cash payment is not made until the trial is completed.

We have granted royalties to arm's-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable. In October 2005, we issued the notes described above under "Liquidity and Capital Resources." These notes required that the outstanding face value of the notes be paid monthly. Under the current terms and conditions this obligation requires a payment of approximately US$1.8 million per month payable in shares or cash at our discretion.


RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Strategic Alliance with Quest Diagnostics Incorporated in the United States

To develop a potential secondary point of care for integration of our Celacade technology, we have a strategic alliance with Quest Diagnostics in the United States on an exclusive basis. The purpose of this alliance is to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices. The final terms of this alliance are not yet established and are the subject of continued discussion between the two companies. In connection with this strategic alliance, Quest Diagnostics made an equity investment in our common shares of US$7.5 million in 2001 at a price of $8.49 per share, resulting in the issuance of 1,406,783 common shares. Quest Diagnostics also received warrants to acquire 625,237 common shares at an exercise price of $12.73 per share. These warrants are exercisable on or before November 6, 2006. Quest Diagnostics owns 3,056,783, or approximately 3.6 %, of our common shares. We intend to establish additional alliances to support the commercialization of our products.

Clinical Trial Services Agreements with Quest Diagnostics Incorporated

We have entered into clinical trial services agreements with Quest Diagnostics to provide central laboratory testing and related services in connection with our phase III trials. The agreements are on terms customary for agreements of this nature.


RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the adequacy, timing, and results of our clinical trials, the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical, biotechnology, and medical device companies. There can be no assurance that our ongoing preclinical or clinical research activities will provide positive outcomes or that the results of our clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that we will be successful in obtaining necessary regulatory approvals or, once having obtained them, in maintaining these approvals. There can also be no assurance that we will be successful in marketing and distributing our products, or achieving appropriate reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially in large volumes.

The actual timeline for completion of our ACCLAIM clinical trial could vary significantly from our forecast due to a number of factors. A key risk factor associated with the timeline specific to the reporting of the ACCLAIM trial is the completion of the data collection and verification process, which must be done in order to lock the database and analyze the results of the trial. Any delay in the completion of our ACCLAIM trial could cause the price of our common shares to decline.

We set goals for and make public statements regarding timing for the completion of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically as a result of factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed as planned, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements, and other relevant commercial considerations. The terms of the notes may limit our ability to incur additional secured or unsecured debt while the notes are outstanding.

Under the terms of the notes, in the event that we are unable to issue common shares at the conversion price stipulated by the notes owing to failure to meet certain conditions, we must make cash payments to the noteholders. Additional substantial cash payments may be required under the notes upon an event of default or change of control. Such cash payments may leave us with little or no working capital in our business or make us insolvent.



A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form.


OUTLOOK


Our future operations are highly dependent upon the outcome of our phase III ACCLAIM trial of our lead product, the Celacade technology. Should this trial prove successful, we expect to pursue regulatory approval and commercialization of the Celacade technology. Our commercialization efforts are dependent upon our ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners, or upon strategic partners funding directly some or all of the costs of commercialization. Should our ability to raise additional financing and/or secure financial support from partners be delayed, management believes that our current level of cash and cash equivalents and marketable securities is sufficient to fund planned expenditures for the next twelve months given appropriate changes to the timing of commercialization efforts.

In the event the results of the phase III trials do not warrant efforts to commercialize the Celacade technology, we will be required to re-evaluate our business operations and to reduce expenditures. Should commercialization not be pursued, management believes that our current level of cash and cash equivalents, and marketable securities is sufficient to fund planned expenditures for the next twelve months.

We have been granted CE Mark regulatory approval for our Celacade medical device technology in Europe. This regulatory approval enables us to market this technology in the 25 member countries of the European

Union - a strategy we plan to pursue upon the successful completion of the phase III ACCLAIM trial. Assuming the ACCLAIM trial is successful, we also plan to file for regulatory approval with the applicable regulatory authorities to market our Celacade technology in the United States, Canada, and potentially other jurisdictions. To commercialize our products, we intend to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions. However, there can be no assurance that our partnering efforts will be successful or, if we enter into a form of strategic alliance, that a commercial launch with a partner will be successful.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. We do not presently know of any factors that would indicate that a change in strategy is needed in the next year.




Additional information relating to us, including our Annual Information Form, is on SEDAR at www.sedar.com.

                      Interim Consolidated Financial Statements
                      (Expressed in Canadian dollars)

                      VASOGEN INC.
                      (A DEVELOPMENT STAGE COMPANY)

                      Three months ended February 28, 2006 and 2005
                      (Unaudited)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

---------------------------------------------------------------------------------------------------------------
                                                                             February 28,         November 30,
                                                                                     2006                 2005
---------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
Assets

Current assets:
     Cash and cash equivalents (note 3)                                     $      41,993        $      50,521
     Marketable securities (note 4)                                                 7,653               22,999
     Clinical supplies                                                              1,732                1,862
     Tax credits recoverable                                                        1,255                1,130
     Prepaid expenses and deposits                                                  1,269                1,623
     Accrued gain on forward exchange contracts                                         -                  703
---------------------------------------------------------------------------------------------------------------
                                                                                   53,902               78,838

Restricted cash (note 5)                                                           11,397               11,701
Property and equipment                                                              1,035                1,121
Acquired technology                                                                   443                  506
Deferred financing costs                                                            2,015                2,645

---------------------------------------------------------------------------------------------------------------
                                                                            $      68,792        $      94,811
---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                       $       7,483        $       5,733
     Accrued liabilities                                                           12,361               20,554
     Current portion of senior convertible notes payable (note 6)                  17,308               16,659
     Accrued loss on forward exchange contracts                                         -                  763
---------------------------------------------------------------------------------------------------------------
                                                                                   37,152               43,709

Senior convertible notes payable (note 6)                                          12,985               18,795

Shareholders' equity (note 7):
     Share capital:
         Authorized:
              Unlimited common shares, without par value Issued and outstanding:
              84,470,232 common shares
                (November 30, 2005 - 82,255,374)                                  299,982              295,007
     Stock options                                                                  9,204                8,466
     Equity component of senior convertible notes payable (note 6)                  6,749                7,985
     Warrants                                                                       5,345                5,345
     Contributed surplus                                                            1,426                  223
     Deficit                                                                     (304,051)            (284,719)
---------------------------------------------------------------------------------------------------------------
                                                                                   18,655               32,307

Contingent liability (note 10)
Subsequent events (note 16)

---------------------------------------------------------------------------------------------------------------
                                                                            $      68,792        $      94,811
---------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)
(Unaudited)

---------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                   Three months ended                  1987 to
                                                                       February 28,               February 28,
                                                                 2006                2005                 2006
---------------------------------------------------------------------------------------------------------------
Expenses:
     Research and development                          $       11,384       $      16,816        $     207,333
     General and administration                                 4,892               5,398               90,813
     Foreign exchange loss (gain)                                   3              (1,892)               8,892
---------------------------------------------------------------------------------------------------------------

Loss before the undernoted                                    (16,279)            (20,322)            (307,038)

Interest expense on senior convertible
   notes payable                                                 (483)                  -                 (827)

Accretion in carrying value of senior
   convertible notes payable                                   (2,626)                  -               (4,368)

Amortization of deferred financing costs                         (630)                  -               (1,038)

Gain on debt extinguishment                                         7                   -                    7

Investment income                                                 679                 424               10,723
---------------------------------------------------------------------------------------------------------------

Loss for the period                                           (19,332)            (19,898)            (302,541)

Deficit, beginning of period:
     As originally reported                                  (284,719)           (187,665)              (1,510)
     Change in accounting for stock-based
       compensation                                                 -              (4,006)                   -
---------------------------------------------------------------------------------------------------------------
     As restated                                             (284,719)           (191,671)              (1,510)

---------------------------------------------------------------------------------------------------------------
Deficit, end of period                                 $     (304,051)      $    (211,569)       $    (304,051)
---------------------------------------------------------------------------------------------------------------

Basic and diluted loss per common
   share (note 8)                                      $       (0.23)       $       (0.27)

---------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

---------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                   Three months ended                  1987 to
                                                                       February 28,               February 28,
                                                                 2006                2005                 2006
---------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period                                $     (19,332)       $    (19,898)       $    (302,541)
     Items not involving cash:
         Amortization                                             149                 138                5,024
         Accretion in carrying value of senior
           convertible notes payable                            2,626                   -                4,368
         Amortization of deferred financing costs                 630                   -                1,038
         Gain on debt extinguishment                               (7)                  -                   (7)
         Stock-based compensation                                 764                 535                9,271
         Services provided for common shares                        -                   -                2,449
         Foreign exchange loss (gain)                              30              (1,921)               9,072
         Other                                                      -                   -                  (35)
     Change in non-cash operating working capital              (6,144)              6,087               15,500
---------------------------------------------------------------------------------------------------------------
                                                              (21,284)            (15,059)            (255,861)

Financing:
     Shares issued for cash                                         -              52,502              285,907
     Warrants and options exercised for cash                        -                 412               24,610
     Share issue costs                                              -              (3,719)             (20,985)
     Issue (repayment) of convertible debt, net                (2,115)                  -               41,297
     Restricted cash                                              304                   -              (11,397)
     Payable to related parties                                     -                   -                 (234)
---------------------------------------------------------------------------------------------------------------
                                                               (1,811)             49,195              319,198

Investments:
     Increase in property and equipment                             -                (237)              (2,393)
     Increase in acquired technology                                -                   -               (1,283)
     Purchases of marketable securities                           (80)                  -             (244,846)
     Settlement of forward exchange contracts                    (259)                  -               (4,991)
     Maturities of marketable securities                       15,224              42,177              232,822
---------------------------------------------------------------------------------------------------------------
                                                               14,885              41,940              (20,691)

Foreign exchange (loss) gain on cash and
   cash equivalents held in foreign currency                     (318)                 46                 (653)
---------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents               (8,528)             76,122               41,993

Cash and cash equivalents, beginning of period                 50,521               5,336                    -

---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                $      41,993        $     81,458        $      41,993
---------------------------------------------------------------------------------------------------------------

Non-cash financing and investing activities (note 9)

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

1.     Basis of presentation:

       Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

       The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the unaudited interim consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to February 28, 2006.

       The Company's future operations are highly dependent upon the outcome of the Phase III trial of its lead product, CelacadeTM, in chronic heart failure. Should the trial prove successful, the Company will pursue regulatory approval and subsequent commercialization of CelacadeTM. The Company's commercialization efforts are dependent upon its ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners. Should the Company's ability to raise additional financial support be delayed, management believes the Company's current level of cash and cash equivalents and marketable securities is sufficient to fund planned expenditures for the next 12 months, given appropriate changes to the timing of commercialization efforts.

       In the event the results of the Phase III trial do not warrant efforts to commercialize CelacadeTM at the present time, the Company will be required to re-evaluate its business operations and to reduce expenditures. Should commercialization not be pursued, management believes that the Company's current level of cash and cash equivalents and marketable securities is sufficient to fund the planned expenditures for the next 12 months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

2.     Significant accounting policies:

       The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements, which, except as described in note 14, conform, in all material respects with accounting principles generally accepted in the United States ("United States GAAP").

       The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended November 30, 2005.

       These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended November 30, 2005. The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended February 28, 2006 are not necessarily indicative of the results to be expected for the full year.

3.     Cash and cash equivalents:

       At February 28, 2006, $38.2 million (November 30, 2005 - $47.6 million) of corporate bonds, commercial paper and medium-term notes are included in cash and cash equivalents, which include U.S. dollar-denominated investments aggregating $15.8 million (U.S. $13.9 million) (November 30, 2005 - nil).

       At February 28, 2006, the carrying values of corporate bonds, commercial paper and medium-term notes approximated their quoted market values. Marketable securities held at February 28, 2006 have varying original terms to maturity less than three months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

4.     Marketable securities:

       Marketable securities are stated at amortized cost plus accrued interest. The fair value of marketable securities approximates the carrying amount. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis.

-------------------------------------------------------------------------------------------
                                  Less than   Greater than
                                   one year       one year                        Yield to
February 28, 2006                maturities     maturities          Total         maturity
-------------------------------------------------------------------------------------------

Corporate bonds, commercial
  paper and medium-term notes   $     7,653         $    -     $    7,653            4.25%

-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
                                  Less than   Greater than
                                   one year       one year                        Yield to
November 30, 2005                maturities     maturities          Total         maturity
-------------------------------------------------------------------------------------------

Corporate bonds, commercial
  paper and medium-term notes   $    22,999         $    -     $   22,999    3.04% - 4.25%

-------------------------------------------------------------------------------------------

       At February 28, 2006, $7.7 million (November 30, 2005 - $7.8 million) of marketable securities were held in U.S. dollar-denominated investments, aggregating U.S. $6.7 million (November 30, 2005 - U.S. $6.7 million). Marketable securities held at November 30, 2005 had varying maturities of less than one month.

5.     Restricted cash:

       The Company has U.S. $10.0 million in restricted cash, which represents cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable, which were issued on October 7, 2005. The letter of credit automatically renews every year and shall not expire earlier than 91 days after the maturity date of the convertible notes. The letter of credit may be reduced at the option of the Company, when the principal outstanding of the convertible notes is less than U.S. $17.0 million.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

6.     Senior convertible notes payable:

       On October 7, 2005, the Company, through its wholly owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40.0 million senior convertible notes payable and 3,333,334 common share purchase warrants, as disclosed in note 7(c), for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million). The notes mature on October 7, 2007, which shall be extended to October 7, 2010 upon the occurrence of pre-market approval granted by the U.S. Food and Drug Administration for the marketing of CelacadeTM for use in the treatment of chronic heart failure.

       The notes are guaranteed by Vasogen Inc. and are secured by an irrevocable U.S. $10.0 million letter of credit issued in favour of the note holders and which is fully secured by cash on hand (note 5).

       The notes are convertible by the holders at any time into common shares of the Company at a conversion price of U.S. $3.00 per share, adjusted for anti-dilution and other downward adjustments (including if the Company issues or sells common stock at a price of less than U.S. $3.00 unless the offering is in excess of U.S. $50.0 million in total or in connection with terms permitted under the agreement, issues options or warrants to third parties with an exercise price of less than U.S. $3.00 or issues convertible securities with a conversion price of less than U.S. $3.00, unless the issuance is in connection with an approved share plan) (collectively, the "conversion price").

       The Company is required to pay the notes in 22 equal monthly instalments commencing December 1, 2005. While interest is always payable in cash, the Company, at its option, may pay the instalment in cash at the face amount of the instalment principal or in freely tradeable common shares, or any combination thereof. If settled in common shares, the number of common shares is based on the face amount of the instalment principal divided by the lesser of (i) the conversion price and (ii) 90% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if the stock price is less than U.S. $1.00, or 95% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if greater than U.S. $1.00. The Company is obligated to provide additional common shares at no consideration if subsequent to the instalment date, the number of shares is greater when the subsequent twelve-day weighted average share price is used in the formula. Additional principal is deemed to be extinguished if the number of shares issued is in excess of the number of shares otherwise determined using the subsequent twelve-day weighted average share price in the formula. The Company accounts for this twelve-day post instalment settlement mechanism as an adjustment to share capital.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

6.     Senior convertible notes payable (continued):

       The Company has the right to accelerate payments of outstanding principal of up to U.S. $8.0 million on each instalment date if the Company's common share price is greater than U.S. $1.00 per share or up to 40% of the principal outstanding each calendar year if the Company's common share price is greater than U.S. $4.00 per share. The acceleration repayment terms are similar to the monthly instalment redemption terms described above. In addition, the Company is obliged to issue additional common share purchase warrants with terms similar to those warrants issued initially with the maturity date being five years from the date of issuance and the exercise price of U.S. $3.00 per common share (subject to adjustment similar to the conversion price).

       Under the terms of the notes, if the ACCLAIM trial fails to meet its primary endpoint, then beginning on September 1, 2006, the Company must maintain a net cash balance of 110% of the outstanding principal amount on the notes.

       The interest rate increases to 12% upon and during an event of default. The Company is required to pay 2% of the purchase price of the notes and warrants each month if the Company's common shares are not freely tradeable under applicable Ontario and U.S. securities laws and regulations.

       The holders also have the right to demand repayment in cash or in common shares at 125% of the face amount of principal outstanding in the event of default or at 115% in the event of a change in control or the value of the common shares the holder would otherwise have received on conversion of the shares prior to the event of default or the change in control. No accounting consideration has been given to these holders' contingent put rights since it is management's view that these contingent events are not probable of occurrence.

       In accordance with Canadian GAAP, the convertible notes were bifurcated into a liability component and an equity conversion component which are presented separately in the consolidated balance sheets. The senior convertible notes payable carry an effective interest rate of 34%. The Company recorded accretion expense of $2.6 million and amortized deferred financing costs of $0.6 million during the period, such that at the redemption date of the notes, the carrying amount of the notes will be their face amount.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

6.     Senior convertible notes payable (continued):

       During the three months ended February 28, 2006, the Company issued 775,000 common shares aggregating $2.2 million (U.S. $1.8 million), paid cash of $2.1 million (U.S. $1.8 million) and applied $2.0 million (U.S. $1.8 million) to make the scheduled monthly instalments. The difference between the fair value of the common shares issued and the carrying amount of the debt resulted in a net gain on debt extinguishment of $7,000.

       On December 21, 2005, the Company issued 118,000 common shares related to the twelve-day adjustment for the December 1, 2005 instalment payment.

       On February 2, 2006, the Company issued 100,000 common shares upon conversion of U.S. $0.3 million of face amount debt by a debtholder. The related equity component was reclassified to share capital upon conversion.

       On February 24, 2006, the Company issued 1,222,000 common shares to the debtholders in advance of the scheduled March 1, 2006 U.S. $1.8 million monthly instalment, as well as an acceleration payment of U.S. $1.8 million. Upon payment of the March 1, 2006 acceleration amount, the Company granted 390,000 warrants to the debtholders at an exercise price of U.S. $3.11. These warrants shall expire on February 28, 2011.

--------------------------------------------------------------------------------

Par value of senior convertible notes payable                      $     38,425
Balance remaining to be accreted                                         (8,132)
--------------------------------------------------------------------------------

Senior convertible notes payable                                         30,293

Current portion of senior convertible notes payable                     (17,308)

--------------------------------------------------------------------------------
Senior convertible notes payable, long-term                        $     12,985
--------------------------------------------------------------------------------

       On February 28, 2006, $17.3 million has been presented as a current liability since the Company is obligated to settle that portion of the carrying amount of the convertible notes in cash or in common shares in the next 12 months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

7.     Shareholders' equity:

       (a) Consolidated statement of shareholders' equity:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Equity
                                                                           component of                                 Period from
                                                Common                           senior                                 December 1,
                                               shares'                      convertible                                     1987 to
                                     Number    average      Share    Stock        notes           Contributed          February 28,
                                  of shares share price   capital  options      payable  Warrants     surplus   Deficit        2006
------------------------------------------------------------------------------------------------------------------------------------
                                    (000's)

 Balance, November 30, 2005          82,255   $      - $  295,007  $ 8,466     $  7,985   $ 5,345     $   223 $(284,719)    $32,307
 Fair value of stock options granted      -          -          -      764            -         -           -         -         764
 Shares issued for instalment
    payment on senior
    convertible notes payable         2,115       3.29      6,953        -            -         -           -         -       6,953
 Shares issued for debtholders
    conversion of senior
    convertible notes payable           100       2.63        263        -            -         -           -         -         263
 March 1, 2006, instalment payment
    in advance                            -          -     (4,332)       -            -         -           -         -      (4,332)
 December 1, 2005, instalment payment
    in advance applied                    -          -      2,032        -            -         -           -         -       2,032
 Senior convertible notes                 -          -         59        -       (1,236)        -       1,177         -           -
 Fair value of vested options
    forfeited and expired                 -          -          -      (26)           -         -          26         -           -
 Loss for the period                      -          -          -        -            -         -           -   (19,332)    (19,332)

------------------------------------------------------------------------------------------------------------------------------------
 Balance, February 28, 2006          84,470            $  299,982  $ 9,204     $  6,749   $ 5,345     $ 1,426 $(304,051)    $18,655
------------------------------------------------------------------------------------------------------------------------------------


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

7.     Shareholders' equity (continued):

       (b) Stock-based compensation:

       As at February 28, 2006, there were 830,650 (November 30, 2005 - 2,506,634) options available for grant.

--------------------------------------------------------------------------------
                                                                       Weighted
                                                                        average
                                                                       exercise
                                                        Options           price
--------------------------------------------------------------------------------

Outstanding, November 30, 2005                            4,311       $    5.60
Issued                                                    1,706            2.68
Cancelled                                                  (205)           8.18

--------------------------------------------------------------------------------
 Outstanding, February 28, 2006                           5,812            4.65
--------------------------------------------------------------------------------

Exercisable, February 28, 2006                            2,632       $    5.62

--------------------------------------------------------------------------------

       The table above includes 69,965 options granted to non-employees during the three months ended February 28, 2006 for a fair value of $0.1 million, of which $13,000 was recorded as an expense during the three months ended February 28, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

7.     Shareholders' equity (continued):


       The following table provides information on options outstanding and exercisable as of February 28, 2006:

--------------------------------------------------------------------------------------------
                               Options outstanding                  Options exercisable
--------------------------------------------------------------------------------------------
                                                     Weighted
                                     Weighted         average                      Weighted
                                      average       remaining                       average
Exercise                Number       exercise     contractual         Number       exercise
price              outstanding          price    life (years)    exercisable          price
--------------------------------------------------------------------------------------------
$2.68 - $  3.39          2,430       $   2.78             7.9            380        $  2.94
$3.40 - $  5.65          2,124           4.84             4.6          1,301           4.62
$5.66 - $  9.04            883           7.21             3.4            666           7.32
$9.05 - $11.30             375           9.66             2.3            285           9.80

--------------------------------------------------------------------------------------------
                         5,812           4.65             5.7          2,632           5.62
--------------------------------------------------------------------------------------------


       The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:

--------------------------------------------------------------------------------
                                                          Three months ended
                                                             February 28,
                                                          2006             2005
--------------------------------------------------------------------------------

Weighted average risk-free interest rate                 4.01%            3.89%
Volatility factor of the expected market
   price of the Company's common shares                  73.6%            69.1%
Weighted average expected life of the options        5.8 years        4.6 years

--------------------------------------------------------------------------------

       The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2006 was $1.78.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

7.     Shareholders' equity (continued):

       (c) Warrants:

       As at February 28, 2006, the warrants which are outstanding and exercisable are as follows:

-------------------------------------------------------------------------------

Outstanding, November 30, 2005                                           4,319
Issued                                                                       -
Exercised                                                                    -
Expired or cancelled                                                         -

-------------------------------------------------------------------------------
Outstanding, February 28, 2006                                           4,319
-------------------------------------------------------------------------------

Exercisable, February 28, 2006                                           4,319

-------------------------------------------------------------------------------

       Of the warrants outstanding at February 28, 2006, 360,000 are exercisable at a price of U.S. $4.69 per share and expire on July 2, 2006, 625,237 are exercisable at a price of Cdn. $12.73 per share and expire on November 6, 2006 and 3,333,334 are exercisable at a price of U.S. $3.00 per share and expire on October 7, 2010.

       As disclosed in note 6 and note 16, the Company issued 780,000 additional warrants subsequent to February 28, 2006.

       (d) Deferred share units:

       Effective January 1, 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under this plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and, in lieu thereof, will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange. Upon termination of board service, the DSUs will be redeemed based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

7.     Shareholders' equity (continued):

           As of the date of the grant, the fair value of the DSU, being the fair market value of the Company's common shares at that date, is recorded as a liability on the Company's balance sheets. The value of the DSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

           The Company recorded $11,000 in compensation expense relating to 3,963 DSUs granted during the three months ended February 28, 2006 for services rendered during the period.

           As at February 28, 2006, 82,248 (November 30, 2005 - 78,285) DSUs are
           issued and outstanding with a value of $0.3 million, based upon the market value of the Company's common shares at February 28, 2006.

8.     Loss per share:

       Basic and diluted loss per share:

-------------------------------------------------------------------------------
                                                        Three months ended
                                                           February 28,
                                                       2006            2005
-------------------------------------------------------------------------------

Loss for the period                                 $  (19,332)    $  (19,898)

-------------------------------------------------------------------------------

Weighted average number of common
  shares outstanding:
    Basic                                               82,713         74,976

-------------------------------------------------------------------------------

Loss per share:
    Basic and diluted                               $   (0.23)     $    (0.27)

-------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

9.     Non-cash financing and investing activities:

--------------------------------------------------------------------------------
                                                                     Period from
                                                                     December 1,
                                                Three months ended       1987 to
                                                    February 28,    February 28,
                                              2006         2005             2006
--------------------------------------------------------------------------------

Non-cash financing activities:
    Warrants and options issued as
       share issue costs                    $    -        $   -      $    1,769
    Shares issued for services                   -            -           2,449
    Debt conversion                          4,842)           -          (7,616)
    Shares issued on debt conversion         4,579            -           7,353
    Shares issued on debt conversion
       by noteholder                           263            -             263
    Shares issued for technology                 -            -           2,799
    Deferred share issue costs                   -            -             503

--------------------------------------------------------------------------------
                                            $    -        $   -      $    7,520
--------------------------------------------------------------------------------

Non-cash investing activities:
    Technology acquired for
       shares issued.                       $    -        $   -      $   (2,799)

--------------------------------------------------------------------------------


10.    Contingent liability:

       All employees, excluding senior management, will be entitled to receive a bonus that is contingent on the announcement of the achievement of successful results from the ACCLAIM Phase III clinical trial. This bonus will be paid within 60 days of the announcement.

       If the bonus is paid, a charge to operations in the aggregate amount of $1.2 million will be made. No amount has been accrued in these financial statements in respect of this bonus, as the outcome of the ACCLAIM Phase III clinical trial is not determinable.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

11.    Related party transactions:

       During the three months ended February 28, 2006, Quest Diagnostics, a company that owns 3.6% of the Company's common shares, provided central laboratory testing and related services to the Company under the terms of a Clinical Trial Services agreement. The cost of these services, aggregating $0.2 million (three months ended February 28, 2005 - $0.4 million; December 1, 1987 to February 28, 2006 - $2.6 million) was charged to research and development expense. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties. At February 28, 2006, the Company owed Quest Diagnostics $0.3 million (November 30, 2005 - $0.3 million) for such fees, which is included in accounts payable and accrued liabilities.

12.    Segment information:

       The Company operates in one business segment, being the development of products targeting chronic inflammation. The property and equipment are primarily located in Canada and the acquired technology is located in Ireland.

13. Fair values of financial instruments:

       The carrying values of cash and cash equivalents, marketable securities, tax credits recoverable, deposits, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.

       In November 2005, the Company entered into forward exchange contracts to sell, in aggregate, U.S. $25.3 million to acquire $30.1 million, which matured in December 2005.

       In November 2005, the Company entered into forward exchange contracts to purchase, in aggregate, U.S. $50.0 million for $59.0 million, which matured in December 2005 and February 2006.

       The fair value of the senior convertible notes payable at February 28, 2006 is $36.9 million.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

14. Reconciliation with United States generally accepted accounting principles:

       The interim consolidated financial statements of the Company as at February 28, 2006 and for the three months ended February 28, 2006 and 2005 and the period from December 1, 1987 to February 28, 2006 have been prepared in accordance with Canadian GAAP for interim financial reporting, which differ from United States GAAP.

       The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's interim consolidated financial statements as at February 28, 2006 and for the three months ended February 28, 2006 and 2005 and for the period from December 1, 1987 to February 28, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

14. Reconciliation with United States generally accepted accounting principles (continued):


       (a) Consolidated statements of operations and deficit:

----------------------------------------------------------------------------------------------------
                                                                                        Period from
----------------------------------------------------------------------------------------------------
                                                                                        December 1,
                                                         Three months ended                 1987 to
                                                             February 28,              February 28,
                                                       2006               2005                 2006
----------------------------------------------------------------------------------------------------
Loss for the period per
   Canadian GAAP                               $    (19,332)      $    (19,898)       $    (302,541)
Adjustments:
     Acquired technology costs (14(b)(i))                 -                  -               (4,081)
     Technology amortization (14(b)(i))                  63                 63                3,638
     Non-employee stock options
       (14(b)(ii))                                      (15)               (25)              (3,433)
     Employee stock options (14(b)(iii))                  -                466                6,885
     Performance-based options
       (14(b)(iii))                                       -                 57                 (278)
     Warrants issued to acquire
       technology (14(b)(iv))                             -                  -                  (61)
     Accretion of senior convertible notes
       payable (14(b)(v))                              (411)                 -                 (692)
     Amortization of deferred financing
       costs (14((b)(v))                               (230)                 -                 (375)
     Gain on debt extinguishment (14(b)(v))             238                  -                  238
     Fair market value adjustment on
       embedded derivatives and
       warrants (14(b)(v))                           (3,286)                 -                 (254)

----------------------------------------------------------------------------------------------------
Loss and comprehensive loss for the
   period per United States GAAP               $    (22,973)      $    (19,337)       $    (300,954)
----------------------------------------------------------------------------------------------------

Weighted average number of
   common shares under
   United States GAAP                                82,713             74,976

----------------------------------------------------------------------------------------------------

Basic and diluted loss per share under
   United States GAAP                          $     (0.28)       $      (0.26)

----------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

14. Reconciliation with United States generally accepted accounting principles (continued):


       (b) Consolidated balance sheets:

----------------------------------------------------------------------------------------------------
                                                February 28, 2006              November 30, 2005
----------------------------------------------------------------------------------------------------
                                                               United                        United
                                             Canadian          States       Canadian         States
                                                 GAAP            GAAP           GAAP           GAAP
----------------------------------------------------------------------------------------------------

Assets:
     Acquired technology (i)             $        443   $           -   $        506   $          -
     Deferred financing costs (v)               2,015           2,814          2,645          3,674
Liabilities:
     Current portion of senior
       convertible notes payable (v)           17,308          15,915         16,659         15,047
     Senior convertible notes
       payable                                 12,985          12,737         18,795         18,268
     Embedded derivatives (v)                       -           9,665              -          8,324
     Warrants (v)                                   -           6,075              -          4,129
Shareholders' equity:
     Share capital (iv)                       299,982         299,816        295,007        294,937
     Stock options, warrants and
       contributed surplus (ii), (iii)         15,975           8,089         14,034          7,087
     Equity component of senior
       convertible notes payable (v)            6,749               -          7,985              -
     Deficit, end of period (i), (ii), (iii)
       (iv), (v)                             (304,051)       (302,464)      (284,719)      (279,491)
     Deficit accumulated during
       development stage (i), (ii), (iii),
       (iv), (v)                             (302,541)       (300,954)      (283,209)      (277,981)

----------------------------------------------------------------------------------------------------

          (i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs of acquired technology would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

14. Reconciliation with United States generally accepted accounting principles (continued):

           (ii) Prior to December 1, 2005, the Company followed Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123, Accounting for Stock-based Compensation ("SFAS No. 123"), which requires the recognition of compensation costs for stock options and warrants issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value.

                The fair value of the non-employee stock options and warrants granted after December 15, 1995 was estimated using the Black-Scholes option pricing model based on the assumptions set out in note 7(b).

                Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value. The value of any options granted prior to December 1, 2002 are not required to be recorded or presented under Canadian GAAP.

                As a result, the fair value of any options granted prior to December 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the value of these options is recorded in accordance with SFAS No. 123.

                Effective December 1, 2005, the Company adopted FASB Statement of Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("SFAS No. 123R"), however, there was no impact as a result of the change in the accounting for stock-based awards issued to non-employees in exchange for goods and services under United States GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

14. Reconciliation with United States generally accepted accounting principles (continued):

           (iii) As disclosed in the consolidated financial statements as at and for the year ended November 30, 2005, under Canadian GAAP and effective December 1, 2004, the Company adopted the amendment to CICA Handbook Section 3870. Prior to December 1, 2004, the Company used the settlement method to account for stock-based compensation awards to employees, officers and directors. Under this method, no compensation expense was recognized under the stock option plan when stock options were issued to these individuals. Adoption of Section 3870 requires the Company to expense over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. Fair value is determined using the Black-Scholes option pricing model. Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods.

                For United States GAAP, prior to December 1, 2005, the Company elected to account for employee share-based compensation using the intrinsic value method based upon Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). In most cases the application of the intrinsic value method by the Company did not result in compensation expense under United States GAAP.

                The Company also granted performance-based options to employees. In accordance with APB 25, these options were accounted for using variable plan accounting. At each reporting date, compensation cost was measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost was recognized over the estimated performance period.

                GAAP differences between intrinsic and variable plan measurement under United States GAAP for employee and performance based options and fair value measurement under Canadian GAAP prior to December 1, 2005 are presented in the United States GAAP reconciliation.

                On December 1, 2005, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of SFAS No. 123R, using the modified prospective application transition approach.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

14. Reconciliation with United States generally accepted accounting principles (continued):

                Under the modified prospective application transitional approach, the fair value of the cost of share-based compensation is recognized for awards granted, modified, repurchased or cancelled subsequent to the adoption of SFAS No. 123R. In addition, share-based compensation is recognized, subsequent to the adoption of SFAS No. 123R, for the remaining portion of the vesting period, if any, for outstanding awards granted prior to the date of adoption. Accordingly, on a modified prospective basis, there is no difference in the recognition of stock-based compensation awards under Section 3870 and SFAS No. 123R for employee and performance-based options. Prior periods have not been adjusted and the Company continues to provide pro forma disclosures as if it had accounted for employee share-based payments in all periods presented under the fair value provisions of SFAS No. 123, Accounting for Stock-based Compensation, which is presented below:

-------------------------------------------------------------------------------
                                                            Three months ended
                                                             February 28, 2005
-------------------------------------------------------------------------------

Loss for the period per United States GAAP                        $    (19,337)
Compensation expense related to the
  fair value of stock options granted prior to
  December 1, 2005                                                        (563)

-------------------------------------------------------------------------------
Pro forma loss for the period                                     $    (19,900)
-------------------------------------------------------------------------------

Pro forma loss per share                                          $      (0.27)

-------------------------------------------------------------------------------

            (iv)In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

14. Reconciliation with United States generally accepted accounting principles (continued):

           (v) Senior convertible notes payable and warrants:

                Under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable are presented separately as components of shareholders' equity. The Company allocated the gross proceeds received on a relative fair value basis between the three elements: the equity and debt components of the senior convertible notes payable, and the warrants. Issuance costs were allocated on a pro rata basis among the three elements.

                Under United States GAAP, the 12-day weighted average instalment mechanism represents a derivative that will be measured at fair value. Under Canadian GAAP, any subsequent adjustment to the number of shares issued or debt exchanged as a consequence of the 12-day weighted average instalment mechanism is accounted for as an adjustment to share capital.

       (c) Consolidated statements of cash flows:

           Cash from operations under United States GAAP includes the adjustments to loss for the period outlined in (a). Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (b)(i).

       (d) Income taxes:

           Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense. There have been no investment tax credits and other research and development credits deducted from property and equipment since December 1, 1987.

       (e) Operating leases:

           Rental expenses under operating leases for the three months ended February 28, 2006 were $0.2 million.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

14. Reconciliation with United States generally accepted accounting principles (continued):

       (f) Consolidated statement of shareholders' equity:

----------------------------------------------------------------------------------------------------
                                    Number       Share
                                 of shares     capital    Options  Warrants     Deficit       Total
----------------------------------------------------------------------------------------------------
Balance, November 30, 2005          82,255  $  294,937  $   5,631  $  1,456  $ (279,491)  $  22,533
Fair value of stock options
   granted                               -           -        753         -           -         753
Shares issued for instalment
   payments on senior convertible
   notes payable                     2,215       7,095          -         -           -       7,095
Instalment payment in advance                        -     (4,332)        -           -           -
   (4,332) Instalment payment in advance
   applied                               -       2,032          -         -           -       2,032
Value of embedded derivatives
   on holders conversion                 -          84          -         -           -          84
Loss and comprehensive loss              -           -          -         -     (22,973)    (22,973)

----------------------------------------------------------------------------------------------------
 Balance, February 28, 2006         84,470  $  299,816  $   6,384  $  1,456  $ (302,464)  $   5,192
----------------------------------------------------------------------------------------------------

15.    Recent accounting pronouncements:

       (a) Canadian GAAP:

           (i)  Financial instruments, recognition and measurement:

                In January 2005, the CICA released new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has not yet determined the effect of these new standards on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

15.    Recent accounting pronouncements (continued):

           (ii) Comprehensive income and equity:

                In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet determined the effect of these new standards on its consolidated financial position and results of operations.

           (iii)Hedges:

                In January 2005, the CICA released new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards from when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

           (iv) Non-monetary transactions:

                In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

15.    Recent accounting pronouncements (continued):

       (b) United States GAAP:

           (i)  Accounting for non-monetary transactions:

                In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, that amends APB Opinion 29, Accounting for Non-monetary Transactions. The new standard requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or loss, if the transactions meet a commercial substance criterion and fair value is determinable. The amendment will be effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard did not have a material impact on its consolidated financial position and results of operations.

           (ii) Accounting for inventory costs:

                In November 2004, the FASB issued SFAS No. 151, Inventory Costs ("SFAS No. 151"), an amendment to Accounting Research Bulletin No. 43, Chapter 4 ("ARB 43"). This statement amends the guidance in ARB 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that these expenses may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Prospective application of this statement is required for the fiscal periods beginning after January 1, 2006. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued) (Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2006 and 2005
(Unaudited)

--------------------------------------------------------------------------------

16.    Subsequent events:

       (a) Employee stock option plan:

           Subsequent to February 28, 2006, the Company's shareholders approved an increase in the maximum number of common shares issuable under the 2003 employee stock option plan to 8,000,000 common shares.

       (b) Acceleration warrants:

           On March 22, 2006, the Company made an election to make another acceleration payment of U.S. $1.8 million. As a result, the Company was required to issue an additional 390,000 warrants to the debtholders at an exercise price of U.S. $3.00. These warrants expire on March 31, 2011.